www.linkedin.com/in/holly-skaggs-74a986309 (LinkedIn)

Top Skills

Sustainable Business Practices, Entrepreneurship

Strategic Leadership, Product Innovation, Brand Development

Honors-Awards

Recognized with awards for innovation and quality in the beverage industry. For art world-related achievements, see https://www.hollylymanart.com/resume/

Holly Skaggs

Founder, CEO at WILD TONIC - Jun Kombucha
Cottonwood, Arizona, United States

Summary

As the Founder and CEO of Wild Tonic, I've woven my passions for art, design, and wellness into a nationally recognized functional beverage company. My educational background in architecture from the Rhode Island School of Design and my experience managing galleries for celebrated glass artist William Morris have enriched my diverse creative, leadership journey.

Working as an encaustic artist, with beeswax as a central medium, fostered a profound respect for bees and natural processes like fermentation—a craft I've admired since childhood through my grandmother's herbal and floral wine fermentations in North Pole, Alaska.

Armed with these rich experiences, I founded Wild Tonic in the magical landscape of Sedona, Arizona. Here, my team and I developed Wild Tonic into a premium functional beverage brand that includes non-alcohol and low-alcohol lines as well as mocktails. All are organic and gut-healthy. Wild Tonic's products, sold nationally, are rich in prebiotics, probiotics and antioxidants.

At Wild Tonic, our commitment goes beyond exceptional flavor; we focus on sustainable practices that preserve bee habitats and enhance wellness through our innovative beverages. We are committed to creating an exceptional workplace, where innovation and respect thrive.

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Experience

WILD TONIC - Jun Kombucha
Founder, CEO
May 2015 - Present (9 years 1 month)
Cottonwood, Arizona, United States

Wild Tonic, Jun Functional Beverages

Founder & CEO

January 2015 - Present

Built a world-class brewery and created a line of non-alcohol Jun Kombuchas focusing on flavor innovation and ethically-sourced organic ingredients.
Grew Wild Tonic to national prominence as the leading Jun Kombucha brand with thousands of points of distribution nation-wide and in major chains like Sprouts, and Natural Grocers.
Was the first to bring a low-alcohol Jun kombucha to the market;
Directed large-scale operations capable of scaling to $50 million in revenue with current infrastructure.
Spearheaded sustainability efforts, supporting local organic beekeeping and recycling initiatives.

Education

Rhode Island School of Design
Bachelor of Fine Arts, Architecture